

Egeria Corporation (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Egeria Corporation

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 7, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	6,820	10,370
Accounts Receivable	29,971	21
Loan Receivable	-	1,099
Prepaid Expenses	7,930	-
Due from Related Party	7,978	-
Total Current Assets	52,699	11,490
TOTAL ASSETS	52,699	11,490
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	-	26,295
Accrued Expenses	729	
Short Term Debt	3,048	30,887
Unearned Revenue	30,714	-
Accrued Interest - Convertible Notes	1,500	-
Payroll Liabilities	-	942
Other Liabilities	-	6,777
Total Current Liabilities	35,991	64,901
Long-term Liabilities		
Convertible Notes	30,000	-
SAFE	500,000	-
Total Long-Term Liabilities	530,000	-
TOTAL LIABILITIES	565,991	64,901
EQUITY		
Common Stock	105	105
Additional Paid in Capital	59,918	59,918
Accumulated Deficit	(573,315)	(113,434)
Total Equity	(513,292)	(53,412)
TOTAL LIABILITIES AND EQUITY	52,699	11,490

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	60,095	5,677
Cost of Revenue	22,489	148
Gross Profit	37,606	5,529
Operating Expenses		
Advertising and Marketing	26,735	3,228
General and Administrative	460,957	96,074
Rent and Lease	2,400	
Total Operating Expenses	490,093	99,302
Operating Income (loss)	(452,487)	(93,773)
Other Expense		
Interest Expense	7,394	9,085
Other	-	-
Total Other Expense	7,394	9,085
Provision for Income Tax	-	-
Net Income (loss)	(459,881)	(102,858)

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income (Loss)	(459,881)	(102,858)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	(26,295)	26,295
Accounts Receivable	(29,951)	9,414
Due from Related Party	(7,978)	-
Prepaid Expenses	(7,930)	-
Accrued Expenses	729	-
Unearned Revenue	30,714	-
Payroll Liabilities	(942)	942
Accrued Interest - Convertible Notes	1,500	-
Other Liabilities	(6,777)	6,777
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(46,930)	43,429
Net Cash provided by (used in) Operating Activities	(506,811)	(59,430)
INVESTING ACTIVITIES		
Loan Receivable	1,099	(1,099)
Net Cash provided by (used by) Investing Activities	1,099	(1,099)
FINANCING ACTIVITIES		
Issuance of Common Stock	-	40
Additional Paid in Capital	-	39,973
Short Term Debt	(27,838)	30,887
SAFE	500,000	-
Convertible Notes	30,000	-
Net Cash provided by (used in) Financing Activities	502,162	70,899
Cash at the beginning of period	10,370	-
Net Cash increase (decrease) for period	(3,550)	10,370
Cash at end of period	6,820	10,370

Statement of Changes in Shareholder Equity

| | Common Stock | | | | Total |
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Shareholder Equity
Beginning Balance at 1/1/19	6,500,000	65	19,945	(10,576)	9,435
Issuance of Common Stock	1,375,000	40	39,973	-	40,012
Additional Paid in Capital	-	-		-	-
Net Income (Loss)	-		-	(102,858)	(102,858)
Ending Balance 12/31/2019	7,875,000	105	59,918	(113,434)	(53,412)
Issuance of Common Stock	496,963	-	-	-	-
Share Repurchases	(829,513)	-	-	-	-
Net Income (Loss)	-		-	(459,881)	(459,881)
Ending Balance 12/31/2020	7,542,450	105	59,918	(573,315)	(513,292)

Egeria Corporation
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Egeria Corporation (dba OpenGrants) ["the Company"] was formed in Delaware on September 29th, 2018. The Company earns revenue through subscriptions to its grant search engine and through long-term service contracts between customers and its strategic partners.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenue by selling a grant search engine subscription service and a marketplace of independent grant consultants. Users can find grants on their own or hire grant consultants. The Company's payments are generally collected at the time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be one to twelve months, and revenue is recognized over the life of the subscription as performance obligations are satisfied.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Granted	250,000	$ 0.001
Exercised	-	$ 0.001
Expired/cancelled	-	
Total options outstanding, December 31, 2020	250,000	$ 0.001
Options exercisable, December 31, 2020	-	$ 0.001

	Nonvested Options	Weighted Average Fair Value
Granted	250,000	$ 0
Vested	(250,000)	$ 0.001
Forfeited	-	$ -
Nonvested options, December 31, 2020	-	$ 0.001

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the period ending December 31, 2020, the Company has entered into two convertible note agreements with its CEO and COO for a total of $70,000 for the purposes of funding operations. The interest on the notes was 5%. The amounts are to be repaid at the demand of the holder prior to conversion with maturity dates in 2021. As of December 31, 2020, $40,000 has been repaid. The notes are convertible into shares of the Company's preferred stock at a 20% discount during a change of control or qualified financing event.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Please see "Note 3" regarding 2 convertible notes with related party members.

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2020, the Company entered into one SAFE agreement with a third party for $500,000. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing event, and either equity or the original purchase amount during a change of control event at a 15% discount. The agreement is subject to a valuation cap of $3,333,333.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	30,000
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. 7,875,000 and 7,542,450 shares were issued and outstanding as of 2019 and 2020, respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 7, 2021, the date these financial statements were available to be issued.

In 2021, the Company entered into several SAFE agreement with third parties for $100,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing event, and either equity or the original purchase amount during a change of control event at a 20% discount. The agreements are subject to a valuation cap of $7M.

The Company issued 1,100,000 of its common shares to current shareholders in exchange for $10,000.

In April 2021, the Company entered into a loan agreement for $23,000 with a fixed fee of $3,496 and maturity date of October 2022. This loan is secured by the Company's bank accounts with the lender and its receivables.

In May 2021, the Company issued 100,000 shares of Common Stock to an advisor as compensation for consulting work done on behalf of the Company.

In October 2021, the Company entered into a Revenue Sharing Agreement with another entity ("the Entity") that provides grant-management services to various government entities throughout the US. This agreement established a bi-lateral referral relationship between the two parties where both the Company and the Entity are to pay 10% of their respective gross revenue collected from business relationships established by referrals sent from one party to the other. Payment from all revenue that one party collected from the other's referrals shall be due by the last business day of each calendar month.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since and has negative cash flows from operations.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.